

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

<u>Via Facsimile</u>
Mr. Timothy T. Janszen
Operating Manager
NGA HoldCo, LLC
21 Waterway Avenue, Suite 150
The Woodlands, TX 77380

      RE: **NGA HoldCo, LLC**
               Item 4.01 Form 8-K
               Filed October 5, 2011
               File No. 0-52734

Dear Mr. Janszen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. You disclose that there were no disagreements with your former accountant or reportable events during your two most recent fiscal years ended December 31, 2010 and 2009 and from January 1, 2011 through September 28, 2011. Item 304(a)(1)(iv) and (v) of Regulation S-K requires this disclosure through the date the former accountant resigned, which appears to be September 29, 2011. As such, please amend your Form 8-K to revise your disclosure accordingly.

2. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K/A.

3. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3866 with any questions.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant